05038279

NITED STATES
ID EXCHANGE COMMISSION
nington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 050894

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mosaic Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8777 N. Gainey Center Drive
(No. and Street)

Scottsdale (City) **Arizona** (State) **85258** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Richard Mason, Principal — (480) 443-9537 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 N. Wacker Drive, Suite 1400 (Address) Chicago (City) Illinois (State) 60606-1921 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Richard Mason, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mosaic Funds Distributor, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Arizona
Maricopa County
Alyssa B. Johnson
Expires September 14, 2007

Signature

Principal
Title

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

McGladrey & Pullen
Certified Public Accountants

Mosaic Funds Distributor, LLC

Financial Report
December 31, 2004

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Mosaic Funds Distributor, LLC as of December 31, 2004, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mosaic Funds Distributor, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
January 29, 2005

Mosaic Funds Distributor, LLC

Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	31,742
Other assets		838
Total assets	$	32,580
Liabilities and Member's Capital		
Member's capital,		
Total liabilities and member's capital	$	32,580

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Operations
Year Ended December 31, 2004

Revenue:		
Contract revenue	$	19,918
Other		441
		20,359
Operating expenses		21,233
Net loss	$	(874)

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2004

Balance at December 31, 2003	$	33,454
Net loss		(874)
Balance at December 31, 2004	**$**	**32,580**

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Cash Flows
Year Ended December 31, 2004

Cash Flows From Operating Activities		
Net loss	$	(874)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Decrease in other assets		2,120
Decrease in deferred revenue		(1,230)
Net cash provided by operating activities		16
Cash and cash equivalents:		
Beginning		31,726
Ending	$	31,742

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: Mosaic Funds Distributor, LLC (the Company) is a Wisconsin limited liability company formed on December 19, 1997, and is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc (NASD). The Company is a wholly owned subsidiary of Madison Investment Advisors, Inc. The Company's sole business activities are to serve as the marketing agent and distributor of the Mosaic family of no-load mutual funds.

The Company operates under the provisions of paragraph (k)(1) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of rule 15c3-3. Essentially, the requirements of paragraph (k)(1) provide that the Company limits its transactions to the purchase, sale, and redemption of redeemable securities of mutual funds and promptly transmits all funds received and delivers securities to customers.

The following is a summary of the Company's significant accounting policies:

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Contract revenue represents amounts earned for services related to its marketing and distribution of mutual funds. Contract revenue is earned as such services are provided.

Cash equivalents: Cash equivalents include a certificate of deposit with a maturity date within 90 days.

Income tax status: The Company is organized as a limited liability company. Accordingly, the member separately accounts for the Company's items of taxable income, deductions, losses, and credits. As a result, no income taxes have been recognized in the accompanying financial statements.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value. Included in other assets are securities not readily marketable that have been valued based upon other market sources, which are believed to provide reasonable value for such securities.

Note 2. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $31,742, which was $26,742 in excess of its required net capital of $5,000. The Company had no indebtedness at December 31, 2004.

Note 3. Significant Business Relationships

The Company relies entirely on the operational support of Madison Mosaic, LLC, another wholly owned subsidiary of Madison Investment Advisors, Inc., for its day-to-day staffing and operations. All persons associated with the Company are employees of Madison Mosaic, LLC or another Madison Investment Advisors, Inc. entity and the firm shares office space and supplies with such entities. The relationship between the Company and Madison Mosaic, LLC is documented in a Services Agreement between the companies dated January 29, 1998 and in a Distributor Services Compensation Agreement dated July 1, 2000 (Service Agreements). The Service Agreements will terminate in the event Madison Mosaic, LLC or Madison Investment Advisors, Inc. ceases to serve as the investment advisor to the Mosaic family of mutual funds. The Company had contract revenue from Madison Mosaic, LLC of $19,918 for the year ended December 31, 2004.

Mosaic Funds Distributor, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2004

		Schedule I
Computation of net capital:		
Total member's capital	$	32,580
Deductions and/or charges:		
Other assets		838
Net capital		31,742
Minimum net capital		5,000
Capital in excess of minimum requirement	$	26,742
Aggregate indebtedness	$	-

Statement pursuant to paragraph (d) of rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS report as of December 31, 2004.

Mosaic Funds Distributor, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2004 **Schedule II**

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2004 **Schedule III**

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

In planning and performing our audit of the financial statements of Mosaic Funds Distributor, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons.
- Reconciliation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functións. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
January 29, 2005